UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Financial Statements and Supplemental Schedules
December 31, 2014 and 2013 and
Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the
Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

We have audited the accompanying statements of net assets available for benefits of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company's financial statements. The information in the supplemental schedules is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Akron, Ohio
Date: June 29, 2015

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Statements of Net Assets Available for Benefits

	December 31,
Assets	2014	2013
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$22,891,166	$154,333,295
Receivables:
Contributions receivable from participants	17,951	320,907
Participant notes receivable	391,223	4,313,457
	409,174	4,634,364
Total Assets reflecting investments at fair value	23,300,340	158,967,659

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	(45,068)	(7,129)
Net Assets available for benefits	$23,255,272	$158,960,530

See accompanying notes.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions
Investment Income:
Net appreciation from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$4,970,939
Interest income from participant notes	78,943
Participant rollovers	15,805
Contributions:
Participants	2,809,681
The Timken Company	82,234
2,891,915
Total additions	7,957,602

Deductions
Benefits paid directly to participants	13,421,493
Administrative expenses	6,372
Total deductions	13,427,865

Net decrease prior to transfers	(5,470,263)
Transfers to TimkenSteel Corporation	(130,234,995)
Net decrease	(135,705,258)

Net assets available for benefits:
Beginning of year	158,960,530
End of year	$23,255,272

See accompanying notes.

Voluntary Investment Pension Plan for
Hourly Employees of the Timken Company
Notes to Financial Statements
December 31, 2014 and 2013 and
Year Ending December 31, 2014

1. Description of the Plan
The following description of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company (the Plan)
provides only general information. Participants should refer to the 2012 401(k) Agreement Between The Timken Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the 401(k) Agreement), for a more complete description of the Plan’s provisions.

On June 30, 2014, the Company completed the separation of its steel business from its bearings and power transmission business through a spinoff, creating a new independent publicly traded company, TimkenSteel Corporation (TimkenSteel). The Company's board of directors declared a distribution of all outstanding common shares of TimkenSteel through a dividend. At the close of business on June 30, 2014, the Company's shareholders received one common share of TimkenSteel for every two common shares of the Company they held as of the close of business on June 23, 2014. A dividend of $1,307,705 in TimkenSteel was distributed to participants in the Plan, creating the TimkenSteel Common Stock Fund. In addition, as a result of the spinoff, $130,234,995 in plan assets were transferred to TimkenSteel Voluntary Investment Pension Plan for TimkenSteel employees and retirees.

General
The Plan is a defined contribution plan covering all employees of The Timken Company (the Company and Plan Administrator) who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective or have completed 1,000 hours of service in a twelve month period starting with the employee's original date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Effective January 1, 2010, each year, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.
Delinquent Participant Contributions
During 2014, the Company failed to transmit certain participant contributions to the Plan in the amount of $7,150 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company transmitted the delinquent participant contributions to the Plan by December 31, 2014 and reimbursed the Plan for lost earnings in the amount of $111 on February 20, 2015. Related excise taxes were paid by the Company.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants vest immediately in all contributions plus actual earnings thereon.

Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

Payment of Benefits
Benefit payments are recorded when paid. On termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70-1/2 after which time the lump sum or installment distribution options would apply.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Administrative Expenses
The plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

Plan Termination
The Plan shall continue in full force and effect until January 1, 2018, and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement.

The Plan may generally be amended by mutual consent of the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee) shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

2. Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.

The Trustee maintains a collective investment trust of common shares of The Timken Company in which the Company’s defined contribution plans participate on a unit basis. Common shares of the Timken Company are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

Use of Estimates
The preparation of financial statements in conformity with US generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Company is currently evaluating the impact of adopting ASU 2015-07.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2014 and 2013 was 2.15% and 10.67%, respectively.

The following tables present the fair value of investments in the Master Trust and the Plan’s ownership percentage in each investment fund of the Master Trust:

		December 31, 2014
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$657,641	$169,394,951	$—	$—	$170,052,592	1.58%
TimkenSteel Common Stock Fund	$11,108	$63,360,126	—	—	$63,371,234	1.67%
Morgan Stanley Small Company Growth	—	—	14,813,430	—	14,813,430	1.81%
American Funds EuroPacific Growth	—	—	86,365,892	—	86,365,892	0.81%
American Funds Washington Mutual Investors	—	—	29,056,130	—	29,056,130	1.54%
American Beacon Small Cap Value	—	—	19,829,041	—	19,829,041	1.98%
Vanguard Target Retirement Income	—	—	18,682,387	—	18,682,387	0.34%
Vanguard Target Retirement 2015	—	—	53,853,742	—	53,853,742	2.09%
Vanguard Target Retirement 2025	—	—	42,876,841	—	42,876,841	1.02%
Vanguard Target Retirement 2035	—	—	35,591,237	—	35,591,237	0.23%
Vanguard Target Retirement 2045	—	—	14,860,688	—	14,860,688	0.59%
Vanguard Target Retirement 2020	—	—	14,653,078	—	14,653,078	0.58%
Vanguard Target Retirement 2030	—	—	10,230,594	—	10,230,594	0.59%
Vanguard Target Retirement 2040	—	—	3,273,703	—	3,273,703	0.32%
Vanguard Target Retirement 2050	—	—	2,702,181	—	2,702,181	0.11%
JPMorgan S&P 500 Index	—	—	—	8,519,545	8,519,545	99.39%
The Timken Company - JPMCB Core Bond Fund	—	—	—	88,400,086	88,400,086	2.22%
JPMorgan Equity Index	—	—	—	149,370,583	149,370,583	0.00%
Nuveen Winslow Large-Cap Growth	—	—	—	56,696,153	56,696,153	1.74%
SSgA Russell 2000-A Index	—	—	—	47,039,238	47,039,238	1.51%
	$668,749	$232,755,077	$346,788,944	$350,025,605	$930,238,375

Wells Fargo Stable Value Fund:
Wells Fargo Stable Return Fund	—	—	—	3,264,205	3,264,205
Wells Fargo Stable Value Fund	—	—	—	128,802,600	128,802,600
Adjustment from fair value to contract value	$—	$—	$—	$(1,823,408)	$(1,823,408)
	$—	$—	$—	$130,243,397	$130,243,397	2.47%

Net Assets of Master Trust	$668,749	$232,755,077	$346,788,944	$480,269,002	$1,060,481,772	2.15%

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

		December 31, 2013
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$2,272,411	$311,718,611	$—	$—	$—	$—	$—	$—	$313,991,022	8.44%
Morgan Stanley Small Company Growth	—	—	26,341,600	—	—	—	—	—	26,341,600	12.58%
American Funds EuroPacific Growth	—	—	122,203,443	—	—	—	—	—	122,203,443	5.82%
American Funds Washington Mutual Investors	—	—	37,090,782	—	—	—	—	—	37,090,782	9.46%
American Beacon Small Cap Value	—	—	32,171,620	—	—	—	—	—	32,171,620	10.81%
Vanguard Target Retirement Income	—	—	25,366,044	—	—	—	—	—	25,366,044	4.61%
Vanguard Target Retirement 2015	—	—	74,178,696	—	—	—	—	—	74,178,696	6.98%
Vanguard Target Retirement 2025	—	—	49,463,045	—	—	—	—	—	49,463,045	7.60%
Vanguard Target Retirement 2035	—	—	42,757,483	—	—	—	—	—	42,757,483	6.53%
Vanguard Target Retirement 2045	—	—	20,055,670	—	—	—	—	—	20,055,670	7.93%
Vanguard Target Retirement 2020	—	—	14,424,622	—	—	—	—	—	14,424,622	10.16%
Vanguard Target Retirement 2030	—	—	6,253,997	—	—	—	—	—	6,253,997	9.42%
Vanguard Target Retirement 2040	—	—	2,596,672	—	—	—	—	—	2,596,672	10.06%
Vanguard Target Retirement 2050	—	—	2,152,852	—	—	—	—	—	2,152,852	19.35%
JPMorgan S&P 500 Index	—	—	—	40,380,646	—	—	—	—	40,380,646	97.68%
The Timken Company - JPM Bond Fund	—	—	—	7,415,239	24,596,335	66,456,847	18,282,643	—	116,751,064	10.59%
JPMorgan Equity Index	—	—	—	180,551,056	—	—	—	—	180,551,056	0.00%
Nuveen Winslow Large-Cap Growth	—	—	—	80,486,000	—	—	—	—	80,486,000	11.20%
SSgA Russell 200-A Index	—	—	—	69,365,489	—	—	—	—	69,365,489	8.51%
	$2,272,411	$311,718,611	$455,056,526	$378,198,430	$24,596,335	$66,456,847	$18,282,643	$—	$1,256,581,803

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	5,763,603	—	—	—	—	5,763,603
JPMorgan Intermediate Bond Fund	—	—	—	184,514,113	—	—	—	—	184,514,113
Wrapper Value	—	—	—	—	—	—	—	45,074	45,074
Adjustment from fair value to contract value	—	—	—	(51,241)	—	—	—	—	(51,241)
	$—	$—	$—	$190,226,475	$—	$—	$—	$45,074	$190,271,549	13.91%

Net Assets of Master Trust	$2,272,411	$311,718,611	$455,056,526	$568,424,905	$24,596,335	$66,456,847	$18,282,643	$45,074	$1,446,853,352	10.67%

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

Changes in net assets for the Master Trust are as follows:

Year Ended December 31, 2014

Net Transfers (contributions, transfers and benefit payments for the participating plans)	$(549,368,057)
Net appreciation in fair value of instruments:
Company Stock	16,572,021
Registered Investment Companies	6,303,835
Common Collective Funds	34,646,492
Government and Agency Securities	1,885,282
Mortgage and Asset Backed Securities	1,441,975
Corporate Bonds	1,848,486
Investment Contracts	1,957,632
(484,712,334)

Interest	1,382
Dividends	99,370,299
99,371,681

Total investment income (net of transfers)	(385,340,653)
Administrative expenses	(1,030,927)
Net decrease	(386,371,580)
Net assets:
Beginning of the year	1,446,853,352
End of the year	$1,060,481,772

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

4. Fair Value
The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Assets at Fair Value as of
	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$668,749	$—	$668,749	$—
Company Stock:
The Timken Company Common Stock	169,394,951	169,394,951	—	—
TimkenSteel Common Stock	63,360,126	63,360,126	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,813,430	14,813,430	—	—
American Funds EuroPacific Growth	86,365,892	86,365,892	—	—
American Funds Washington Mutual Investors	29,056,130	29,056,130	—	—
American Beacon Small Cap Value	19,829,041	19,829,041	—	—
Vanguard Target Retirement Income	18,682,387	18,682,387	—	—
Vanguard Target Retirement 2015	53,853,742	53,853,742	—	—
Vanguard Target Retirement 2020	14,653,078	14,653,078	—	—
Vanguard Target Retirement 2025	42,876,841	42,876,841	—	—
Vanguard Target Retirement 2030	10,230,594	10,230,594	—	—
Vanguard Target Retirement 2035	35,591,237	35,591,237	—	—
Vanguard Target Retirement 2040	3,273,703	3,273,703	—	—
Vanguard Target Retirement 2045	14,860,688	14,860,688	—	—
Vanguard Target Retirement 2050	2,702,181	2,702,181	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	8,519,545	—	8,519,545	—
SSgA Russell 2000-A Index	47,039,238	—	47,039,238	—
JPMorgan Equity Index	149,370,583	—	149,370,583	—
Nuveen Winslow Large-Cap Growth	56,696,153	—	56,696,153	—
The Timken Company-JPM Bond Fund:
Common Collective Fund:
JPMCB Core Bond Fund	88,400,086	—	88,400,086	—
Wells Fargo Stable Value Fund:
Common Collective Funds:
Wells Fargo Stable Return Fund	3,264,205	—	3,264,205	—
Wells Fargo Stable Value Fund	128,802,600	—	128,802,600	—
Total assets	$1,062,305,180	$579,544,021	$482,761,159	$—

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

	Assets at Fair Value as of
	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$2,272,411	$—	$2,272,411	$—
Company Stock:
The Timken Company Common Stock	311,718,611	311,718,611	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	26,341,600	26,341,600	—	—
American Funds EuroPacific Growth	122,203,443	122,203,443	—	—
American Funds Washington Mutual Investors	37,090,782	37,090,782	—	—
American Beacon Small Cap Value	32,171,620	32,171,620	—	—
Vanguard Target Retirement Income	25,366,044	25,366,044	—	—
Vanguard Target Retirement 2015	74,178,696	74,178,696	—	—
Vanguard Target Retirement 2020	14,424,622	14,424,622	—	—
Vanguard Target Retirement 2025	49,463,045	49,463,045	—	—
Vanguard Target Retirement 2030	6,253,997	6,253,997	—	—
Vanguard Target Retirement 2035	42,757,483	42,757,483	—	—
Vanguard Target Retirement 2040	2,596,672	2,596,672	—	—
Vanguard Target Retirement 2045	20,055,670	20,055,670	—	—
Vanguard Target Retirement 2050	2,152,852	2,152,852	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	40,380,646	—	40,380,646
SSgA Russel 2000-A Index	69,365,489	—	69,365,489	—
JPMorgan Equity Index	180,551,056	—	180,551,056	—
Nuveen Windslow Large-Cap Growth	80,486,000	—	80,486,000	—
The Timken Company-JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	7,415,239	—	7,415,239	—
Government and Agency Securities	24,596,335	—	24,596,335	—
Mortgage and Asset Backed Securities	66,456,847	—	66,456,847	—
Corporate Bonds	18,282,643	—	18,282,643	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	5,763,603	—	5,763,603	—
JPMorgan Intermediate Bond Fund	184,514,113	—	184,514,113	—
Wrapper Value	45,074	—	—	45,074
Total assets	$1,446,904,593	$766,775,137	$680,084,382	$45,074

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

The investment strategy for American Funds Washington Mutual Investors is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.
The Timken Company and TimkenSteel Common Stock Funds participate in units and are valued based on the closing price of each company's common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

At December 31, 2013, the Plan was invested in the Timken Company JPM Bond Fund. The JPM Bond Fund included investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long term debt securities. The JP Morgan Liquidity Fund was valued using the net asset value per share. The Government and Agency Securities were valued at the closing prices on the date of the last transaction. Mortgage and Asset Backed Securities were valued based on quoted prices for similar assets in active markets. Corporate Bonds were valued at the closing price on the date of the last transaction. During 2014, the Company replaced the JPM Bond Fund with the JPMCB Core Bond Fund. The JPMCB Core Bond Fund invests primarily in a diversified portfolio of intermediate and long-term debt securities and is valued using the net asset value per share.

The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

At December 31, 2013, the Company was invested in the JP Morgan Stable Value Fund. The Stable Value Fund was invested in the JPMorgan Liquidity and JPMorgan Intermediate Bond funds. The fair value of the investment in these funds was estimated using the net asset value per share. The JPMorgan Liquidity Fund invested in a diversified portfolio of fixed and floating rate short-term money market instruments and U.S. Treasury securities. The JPMorgan Mortgage Private Placement invested primarily in privately placed fixed rate and floating rate mortgages and leasebacks secured by apartment complexes and single family homes, as well as commercial properties, such as office buildings, shopping centers, retail stores and warehouses. The JPMorgan Intermediate Bond Fund was designed as a fixed income portfolio strategy for stable value funds and other conservative fixed income investors. During 2014, the Company replaced the JP Morgan Stable Value Fund with the Wells Fargo Stable Value Fund. The Wells Fargo Stable Value Fund primarily invests in security backed investment contracts and is measured using the net asset value per share. As a result of the transition to the Wells Fargo Stable Value Fund, there are no Level 3 assets at December 31, 2014.

The following tables present a summary of changes in the fair value of the Master Trust’s Level 3 assets as of December 31, 2014 and December 31, 2013:

	Wrapper Value	Total
Balance, January 1, 2014	$45,074	$45,074
Realized gains	(45,074)	(45,074)
Balance, December 31, 2014	$—	$—

	Wrapper Value	Total
Balance, January 1, 2013	$48,420	$48,420
Unrealized losses	(3,346)	(3,346)
Balance, December 31, 2013	$45,074	$45,074

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

The following table represents the Plan's level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2013:

December 31, 2013
Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Synthetic guaranteed investment contract wrapper	$45,074	Replacement Cost	Swap Yield Rate	0.81%	0.81%
			Duration	3.05
			Payout Date	N/A
			Payout Percentage	N/A

The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2014 and 2013, respectively:

December 31, 2014	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$8,519,545	Not applicable	Daily	Trade Day
The Timken Company - JPM Core Bond Fund	$88,400,086	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$47,039,238	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$149,370,583	Not applicable	Daily	Trade Day + 1 day
Nuveen Windslow Large Cap Growth	$56,696,153	Not applicable	Daily	Trade Day
Wells Fargo Stable Return Fund	$3,264,205	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Fund	$128,802,600	Not applicable	Daily	Trade Day

December 31, 2013	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$40,380,646	Not applicable	Daily	Trade Day
The Timken Company - JPM Bond Fund	$116,751,064	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$69,365,489	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$180,551,056	Not applicable	Daily	Trade Day + 1 day
Nuveen Windslow Large Cap Growth	$80,486,000	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$5,763,603	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$184,514,113	Not applicable	Daily	Trade Day

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

5. Investment Contracts
During 2013, the Master Trust invested in synthetic guaranteed investment contracts (SGICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provided principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer was contractually obligated to repay the principal at a specified interest rate that was guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments.

During 2014, the Company transitioned to Wells Fargo Stable Value Fund. The Wells Fargo Stable Value Fund is a common collective fund, thus the wraps are held at the common collective fund level.

	December 31,
Average Yields for SGICs	2014	2013
Based on actual earnings	N/A	1.0%
Base on interest rate credited to participants	N/A	2.0%

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2014	December 31, 2013
Net assets available for Benefits per the financial statements	$23,255,272	$158,960,530
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	45,068	7,129
Net assets available for benefits per the Form 5500	$23,300,340	$158,967,659

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

December 31, 2014
Total additions per the financial statements	$7,957,602
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	(7,129)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	45,068
Total income per the Form 5500	$7,995,541
7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
Notes to Financial Statements (continued)

8. Income Tax Status
The Plan has received a determination letter from the IRS dated September 24, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2014:

Dollars
Purchased	$25,304,727
Issued to participants for payment of benefits	$10,876,925
Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

During 2014, a total dividend of $81,911,612 in TimkenSteel was distributed to participants in the Master Trust as a result of the spinoff, creating the TimkenSteel Stock Common Stock Fund. Additionally, there were benefits paid of $1,573,658 to participants in TimkenSteel common shares during 2014.

Supplemental Schedules

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

EIN #34-0577130      Plan #019

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP		Total Fully Corrected Under VFCP and PTE 2002-51
$7,149.75	$—	$—	$—		$7,149.75	(1)
$1,794.95	$—	$—	$1,794.95	(2)	$—

(1)	Represents delinquent participant contributions and lost earnings for various pay periods in 2014.
(2)	Represents delinquent loan repayments for various pay periods in 2014.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

EIN #34-0577130      Plan #019
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rate of 4.25% with various maturity dates	$391,223

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY

Date: June 29, 2015	By:	/s/ J. Ted Mihaila
J. Ted Mihaila
Senior Vice President and Controller